Qualigen Therapeutics, Inc.
5857 Owens Avenue, Suite 300

Carlsbad, California 92008

August 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Doris Stacey Gama, Jason Drory

Re:	Withdrawal of Acceleration Request on the Registration Statement on Form S-1 (File No. 333-272623)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 12, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 12, 2024, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this matter, please do not hesitate to contact our counsel, Sichenzia Ross Ference Carmel LLP, by calling Ross D. Carmel, Esq. at 646-838-1310.

If you have any questions regarding this matter, please do not hesitate to contact Ross D. Carmel, Esq. at the number above.

Very truly yours,

Qualigen Therapeutics, Inc.

By:	/s/ Michael S. Poirier
Michael S. Poirier
Chief Executive Officer and Chairman of the Board